EXHIBIT 99.3

2 8 . 0   C E R T I F I C A T E   O F   Q U A L I F I E D   P E R S O N

Hassan Ghaffari, P.Eng.

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

●	I am a Manager of Metallurgy with Tetra Tech WEI Inc. with a business address at #800 - 555 West Hastings Street, Vancouver, BC, V6B 1M1.

●	This certificate applies to the technical report entitled Technical Report: Tailings Retreatment Process Option Update, dated March 12, 2012 (the "Technical Report").

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I am a graduate of the University of Tehran (M.A.Sc, Mining Engineering, 1990) and the University of British Columbia (M.A.Sc, Mineral Process Engineering, 2004). I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#30408). My relevant experience with respect to mineral process engineering includes 22 years of experience in mining and plant operation, project studies, management, and engineering. I am "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").

●	My most recent personal inspection of the Property was March 30, 2011 for one day.

●	I am responsible for all Sections of the Technical Report.

●	I am independent of Avino Silver and Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

●	I have no prior involvement with the Property that is the subject of the Technical Report.

●	I have read the Instrument and the technical report has been prepared in compliance with the Instrument.

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As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 12 day of March, 2012 at Vancouver, British Columbia

Avino Silver and Gold Miners Ltd. Technical Report: Tadings Retreatment Process Option Update